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ORANGE 21 INC.
2070 Las Palmas Drive
Carlsbad, CA 92009
(760) 804-8420

December 13, 2004

VIA EDGAR AND HAND DELIVERY

Mr. Eduardo Aleman
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Orange 21 Inc.—Registration Statement on Form S-1
  File No. 333-119024

Dear Mr. Aleman:

        In connection with the above-referenced Registration Statement, please be advised that Orange 21 Inc. (the "Company") and the Company's underwriters, Roth Capital Partners, LLC and First Albany Capital Inc. (collectively, the "Underwriters"), have determined to increase the aggregate offering size of the Company's initial public offering (the "Offering") from approximately $23.9 million to approximately $35.0 million, in each case assuming exercise by the Underwriters of the over-allotment option (the "Option"). In addition, the Company currently believes that the public offering price per share will increase from $8.00 to approximately $8.75; however, the public offering price per share remains undetermined at this time and will depend upon the outcome of negotiations between the Company and the Underwriters at the pricing meeting, which is expected to occur on the afternoon of Monday, December 13, 2004.

        As you will note, the Company has filed, as of December 13, 2004, Amendment No. 4 to the Registration Statement (the "Amendment"). A copy of the Amendment is attached for your review. The Amendment assumes an increase in the number of shares to be sold from 2,731,250 shares (consisting of 1,875,000 primary shares to be sold by the Company, 500,000 secondary shares to be sold by the selling stockholder (the "Selling Stockholder") and 356,250 Option shares to be sold by the Company, assuming the exercise of the Option) to 4,000,000 shares (consisting of 2,480,000 primary shares to be sold by the Company, 1,000,000 secondary shares to be sold by the Selling Stockholder and 520,000 Option shares to be sold by the Company, assuming the exercise of the Option). Although the Amendment does provide for the increased shares expected to be issued by the Company and sold by the Selling Stockholder in the Offering, it does not provide for an increased price, given that the ultimate price to the public remains undetermined, as described above.

        You have asked that the Company provide this letter explaining why the Company does not believe that the change in the aggregate offering price (or, for that matter, the expected increase in the public offering price per share), would have a materially adverse impact on the Company's disclosure in its Preliminary Prospectus dated November 29, 2004 sufficient to warrant a recirculation of the Preliminary Prospectus with updated pricing information. Following are the reasons why the Company, after reviewing its obligations under the Securities Act of 1933 and discussing those options with its securities counsel, does not believe such a recirculation is necessary (note: this analysis assumes, unless otherwise noted, that the Option is exercised and that the final public offering price per share is $8.75 instead of $8.00—of course, if the Option is not exercised and/or a higher public offering price is not obtained, the changes from the existing disclosure would be even less pronounced than described herein):

  •
  No Material Change In the Use of Proceeds. The amount of capital raised in the Offering as described in "Use of Proceeds" set forth on page 18 of the Registration Statement will increase from $15.7 million to $21.2 million; however, the uses enumerated therein will remain the same. The Company has not undertaken (nor does it have any intention to undertake) any different use of proceeds or business plan as a result of the increased net proceeds. As a result, the increased net proceeds would only benefit existing and new investors in the Company by providing the Company with more cash assets that can be used to reduce its working capital line or engage in general corporate activities, such as sales and marketing initiatives.

  •
  No Material Dilutive Effect to Existing or New Stockholders. Although increasing the size of the Offering would result in substantial additional net proceeds to the Company, there is not a material adverse dilutive effect on the new investors. In fact, the increased offering size would result in the immediate dilution to the new stockholders increasing from $4.39 to $4.64 per share (assuming no exercise of the Option), representing increased dilution of only 5%.

  •
  The Increased Offering Would Result in Substantially Lower Controlling Stockholder Ownership Post-Closing. Given that a substantial portion of the increased shares to be sold in the Offering would be sold by the Selling Stockholder, the Selling Stockholder's post-closing holdings would be reduced from 23% to 14%, assuming no exercise of the Option, or from 22% to 13%, assuming exercise of the Option. This represents a substantial benefit to existing and new investors in the Company.

  •
  Investors Are Fully Informed of the Changes by Virtue of the Filing of the Amendment and Delivery of a Final Prospectus. The changes in the Offering will not result in significant changes to the total mix of information contained in the Preliminary Prospectus. Nevertheless, all investors will be able to review these changes in connection with the filing of the Amendment on Monday, December 13, 2004, and will receive a confirmation and a final prospectus fully disclosing the above-described changes. In addition, as confirmed by the Underwriters in separate correspondence to be filed with the SEC, each of the investors will be notified by telephone of changes in the proceeds. As a result, all investors will be aware of such changes prior to entering into a binding agreement to purchase stock.

        We believe that the foregoing analysis should be responsive to any concerns. Please do not hesitate to telephone our counsel, Mr. Christopher Forrester, at (858) 342-4705 if you have any further questions concerning this matter.

Very truly yours,
/s/ BARRY BUCHHOLTZ Barry Buchholtz Chief Executive Officer
cc:
Mr. Michael Brower, Chief Financial Officer
Mr. Joeseph Schimmelpfennig
T. Michael Hird, Esq.
Christopher M. Forrester, Esq.
Ivan Gaviria, Esq.

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ORANGE 21 INC. 2070 Las Palmas Drive Carlsbad, CA 92009 (760) 804-8420